Calculation of Filing Fee Tables

Form S-1
(Form Type)

Salona Global Medical Device Corporation
(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

Security Type	Security Class Title	Fee Calculation Rule	Amount Registered(1)(2)	Proposed Maximum Offering Price Per Share(3)(4)	Maximum Aggregate Offering Price(3)(4)	Fee Rate	Amount of Registration Fee
Equity	Common shares to be offered for resale by selling shareholders	457(c)	18,132,856	$0.55	$9,973,070.80	$92.70 per $1,000,000	$924.50

Total Offering Amounts	$9,973,070.80	$924.50
Total Fee Previously Paid		-
Total Fee Offsets		-
Net Fee Due		$924.50

(1) Pursuant to Rule 416 under the Securities Act of 1933, there is also being registered hereby such indeterminate number of additional shares of common stock of Salona Global Medical Device Corporation as may be issued or issuable because of stock splits, stock dividends, stock distributions, and similar transactions.

(2) Includes up to (i) 7,749,000 common shares issuable upon the exercise of warrants issued in connection with a private offering; (b) 542,431 common shares issuable upon the exercise of broker warrants issued for underwriting services issued in connection with a private offering; and (c) 1,355,425 common shares issuable upon the conversion of certain Class "A" Non-Voting common shares of the Company issued to certain selling shareholders for services rendered in connection with an acquisition transaction.

(3) Estimated in accordance with Rule 457(c) under the Securities Act of 1933 solely for the purpose of computing the amount of the registration fee based on a bona fide estimate of the maximum offering price.

(4) Based on the average of the high and low prices per share (USD$0.55 high and USD$0.55 low) for Salona Global Medical Device Corporation's common shares on August 9, 2022, as reported on the TSX Venture Exchange.